January 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Rotor Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
Filed December 18, 2020, as amended
File No. 333-251521

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the sole underwriter for the Company’s initial public offering of its units, hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, it has distributed approximately 1,000 copies of the Preliminary Prospectus dated January 7, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]